EXHIBIT (a)(1)(J)

Subject: Response to your question(s) regarding the Employee Stock Option Exchange Program

Thank you for your question regarding the Employee Stock Option Exchange Program. The answer to your question can be found in [insert reference to appropriate section of the Offer to Exchange document here] of the Offer to Exchange document. If you need another copy of this document, it is available on-line at http://skylink.skyworksinc.com/dept/hr/to_03.asp.

Stock Administration
[insert contact information here]